                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
________________________________________________________________________________
________________________________________________________________________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Gupta Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   0004032341
                                 (CUSIP Number)

                             Raymond L. Ocampo, Jr.
                     Senior Vice President, General Counsel
                            and Corporate Secretary
                           Oracle Systems Corporation
                               500 Oracle Parkway
                        Redwood City, California  94065
                                 (415) 506-7000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                       555 California Street, Suite 2000
                        San Francisco, California  94104
                           Telephone:  (415) 616-1100

                                  July 8, 1994
            (Date of Event which Requires Filing of this Statement)
______________________________________________________________________________
______________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

This Report contains 10 pages.                      Page 1 of 10 Pages

CUSIP No.                      13D                     Page 2 of 10 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
           Oracle Systems Corporation
           IRS Employer Identification Number: 94-2871189

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]  (a)    N/A

[ ]  (b)    N/A

(3)  SEC Use Only ______________________________________________________
     ___________________________________________________________________

(4)  Source of Funds (See Instructions)      WC

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [X]

(6)  Citizenship or Place of Organization   Delaware

____________
  Number of      (7)  Sole Voting Power    915,500
   Shares
Beneficially     (8)  Shared Voting Power _______________________________
  Owned by            ___________________________________________________
    Each         (9)  Sole Dispositive Power   915,500
  Reporting           ___________________________________________________
   Person       (10)  Shared Dispositive Power __________________________
    With              ___________________________________________________
____________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 915,500

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)   7.7%

(14) Type of Reporting Person (See Instructions)   CO

CUSIP No.                        13D                      Page 3 of 10 Pages

Item 1.  Security and Issuer.

   The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value (the "Common Stock"), of Gupta Corporation, a California corporation (the "Issuer"), with its principal executive offices located at 1060 Marsh Road, Menlo Park, California 94025.

Item 2.  Identity and Background.

   This statement is being filed by Oracle Systems Corporation ("Oracle"), a Delaware corporation. The principal office of Oracle is located at 500 Oracle Parkway, Redwood City, California 94065. Oracle is in the business of designing, developing, marketing and supporting computer software products with a wide variety of uses, including database management and network products, applications development productivity tools and end user applications.

   The directors and executive officers of Oracle are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

   (i)    name;

   (ii)   business address (or residence address where indicated);

   (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

   (iv)   citizenship.

Unless otherwise indicated, all positions are with Oracle.

   During the last five years, neither Oracle, nor, to the best knowledge of Oracle, any person named in Schedule I attached hereto in his capacity as a director or officer of Oracle, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws, except as follows:

   On September 24, 1993, the Securities and Exchange Commission concluded a private investigation into disclosure, accounting, and trading issues at the Company by filing a complaint in the United States District Court, Northern District of California. The

CUSIP No.                        13D                        Page 4 of 10 Pages

complaint alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-13 promulgated thereunder, which impose certain financial disclosure and internal recordkeeping obligations on the Company. The Commission alleged that the Company issued inaccurate financial reports during the period from August 1989 through November 1990 due to inadequate internal accounting controls. The complaint did not allege fraud or intentional wrongdoing.

   Without admitting any wrongdoing, the Company agreed to conclude the matter by consenting to entry of a final judgment, enjoining future violations of those sections and rules, and imposing a civil penalty of $100,000. The penalty was paid on October 27, 1993. The final judgment was approved and entered by the Court on October 20, 1993.

Item 3.  Source and Amount of Funds or Other Consideration.

   Oracle's purchases of the Common Stock to which this Statement as Schedule 13D relates (the "Securities") were funded out of Oracle's working capital.

Item 4.  Purpose of Transaction.

  Oracle has acquired the Securities because it believes that the Securities represent an attractive investment opportunity. Oracle has entered into to discussions with the management of the Issuer regarding possible additional investments by Oracle in equity securities of the Issuer, transfer of some or all of the assets of the Issuer to Oracle, the merger of Oracle and the Issuer or other transactions in which Oracle would acquire control of the Issuer.

   Oracle will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and investment opportunities. Based upon such evaluation, Oracle will take such actions in the future as Oracle may deem appropriate in light of the circumstances existing from time to time. If Oracle believes that further investment in the Issuer is warranted, whether because of the market prices of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer, either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Oracle may determine to dispose of some or all of the Common Stock currently owned by Oracle or otherwise acquired by Oracle, either in the open market or in privately negotiated transactions.

   Except as set forth above, Oracle has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate

CUSIP No.                        13D                        Page 5 of 10 Pages

transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above. Oracle, however reserves the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

   As of July 18, 1994, Oracle holds 915,500 shares of Common Stock, representing approximately 7.7% of the 11,915,109 shares of Common Stock outstanding as of May 10, 1994 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994. To the best of Oracle's knowledge, no other person named in Item 2 above beneficially owns any of the Issuer's Common Stock.

   During the 60 days prior to the date hereof, Oracle has effected the following purchases of Common Stock, all of which were market purchases:

                                             Number of                                  Price
    Date                                      Shares                                  Per Share
    ----                                   ------------                               ---------
June 10, 1994                                 85,000                                   10.7500
June 13, 1994                                150,000                                   11.0250
June 14, 1994                                113,000                                   11.1250
June 15, 1994                                 72,500                                   11.8001
June 16, 1994                                 35,000                                   12.0001
June 17, 1994                                 45,000                                   11.9446
June 20, 1994                                 20,000                                   12.0000
June 20, 1994                                  5,000                                   12.0008
June 21, 1994                                 35,000                                   11.9911
June 23, 1994                                  5,000                                   12.0008
July 7, 1994                                  65,000                                    8.1538
July 8, 1994                                 100,000                                    8.7125
July 11, 1994                                 60,000                                    9.4792
July 13, 1994                                 25,000                                   10.0002
July 14, 1994                                100,000                                   10.4910

CUSIP No.                        13D                        Page 6 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Oracle has not entered into any contracts, arrangements, understandings or relationships with respect to the Common Stock.


Item 7.  Material to Be Filed as Exhibits.

                 No materials are required to be filed as exhibits to this report on Schedule 13D.

CUSIP No.                         13D                      Page 7 of 10 Pages

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 18, 1994
                                        ORACLE SYSTEMS CORPORATION


                                        By /s/       Raymond L. Ocampo, Jr.
                                            Name:    Raymond L. Ocampo, Jr.
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                                     Corporate Secretary

CUSIP No.                             13D                   Page 8 of 10 Pages

                                   Schedule I

                 The name and principal occupation of each of the executive officers and directors of Oracle Systems Corporation are set forth below. Unless otherwise noted, the business address of each of these persons is 500 Oracle Parkway, Redwood City, California 94065





                                  Position                      Principal
Name                              with Oracle                   Occupation                       Citizenship
Lawrence J. Ellison               President, Chief              Same                             U.S.A.
                                  Executive Officer and
                                  Director

James A. Abrahamson               Director and Chairman of      Same                             U.S.A.
                                  the Board

Jeffrey O. Henley                 Executive Vice President      Same                             U.S.A.
                                  and Chief Financial
                                  Officer

Raymond J. Lane                   Executive Vice President      Same                             U.S.A.
                                  and President, Oracle USA

Raymond L. Ocampo, Jr.            Senior Vice President,        Same                             U.S.A.
                                  General Counsel and
                                  Corporate Secretary

Thomas A. Williams                Vice President and            Same                             U.S.A.
                                  Corporate Controller

CUSIP No.                          13D                        Page 9 of 10 Pages

                                  Position                      Principal
Name                              with Oracle                   Occupation                       Citizenship
Donald L. Lucas (1)               Director                      Venture Capitalist and           U.S.A
                                                                Director of Cadence Design
                                                                Systems, Inc., Delphi
                                                                Information Systems, Inc.,
                                                                ICOT Corporation, Kahler
                                                                Corporation, Quantum Health
                                                                Resources, Inc., Tri Care,
                                                                Inc. and Tricord Systems,
                                                                Incorporated

Joseph B. Costello (2)            Director                      President, Chief Executive       U.S.A.
                                                                Officer and Director of
                                                                Cadence Design Systems, Inc.

Delbert W. Yocam (3)              Director                      President, Chief Operating       U.S.A.
                                                                Officer and Director of
                                                                Tektronix, Inc. and
                                                                Director of Adobe Systems
                                                                Incorporated and AST
                                                                Research, Inc.

Michael J. Boskin (4)             Director                      Tully M. Friedman Professor      U.S.A.
                                                                of Economics and Senior
                                                                Fellow, Hoover Institution,
                                                                Stanford University, and
                                                                Adjunct Scholar of the
                                                                American Enterprise
                                                                Institute, Research
                                                                Associate at the National
                                                                Bureau of Economic
                                                                Research, and Member, Panel
                                                                of Advisors of the
                                                                Congressional Budget Office.

CUSIP No.                      13D                    Page 10 of 10 Pages
_______________________

(1)      Mr. Lucas's business address is
         3000 Sand Hill Road
         Building 3, Suite 210
         Menlo Park, CA  94025.

(2)      Mr. Costello's business address is
         Cadence Design Systems, Inc.
         555 River Oaks Parkway, Building 3
         San Jose, CA  95134.

(3)      Mr. Yocum's business address is
         Tektronix, Inc.
         26600 South West Parkway 63-810
         Wilsonville, OR  97070-1000.

(4)      Dr. Boskin's business address is
         Room 213 HHMB
         Hoover Institution
         Stanford University
         Stanford, CA  94305-6010.